SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10SB/A
                         AMENDMENT NO. 3

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        ENCOUNTER.COM INC.
                        ------------------
        (Exact name of Company as specified in its charter)

COLORADO                                    84-1027606
--------                                    ----------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)              Identification No.)

6900 Westcliff Drive, Suite 608             SEC File No. 0-30029
Las Vegas, Nevada 89145ia 94514                          -------
-------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code   702-360-0066



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered

None							None


Securities to be registered pursuant to Section 12(g) of the Act:

               50,000,000 Shares of Common Stock
               ---------------------------------
                       (Title of class)

                       TABLE OF CONTENTS

                                                                 Page
COVER PAGE                                                          1

TABLE OF CONTENTS                                                   2

PART I                                                              3

     DESCRIPTION OF BUSINESS                                        3

     DESCRIPTION OF PROPERTY                                       18

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES       18

     REMUNERATION OF DIRECTORS AND OFFICERS                        19

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS  19

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS     20

     SECURITIES BEING REGISTERED                                   21

PART II                                                            22

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                22

     LEGAL PROCEEDINGS                                             22

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 23

     RECENT SALES OF UNREGISTERED SECURITIES                       23

     INDEMNIFICATION OF DIRECTORS AND OFFICERS                     24

PART F/S                                                           25

     FINANCIAL STATEMENTS                                         F-1

PART III                                                           26

     INDEX TO EXHIBITS                                             26

SIGNATURES                                                         27

                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

The Company is in the business of providing Internet products and services, including Internet access, colocation and professional services. In September 2000, the Company, through its subsidiary CyberCastingCorp.com, executed agreements to acquire two Internet service providers. The acquisitions bring the Company Internet related capabilities such as delivery of high-speed Internet access; broadband wireless; networking expertise; colocation facility development; and management experience and technical personnel for providing Internet services. Working in conjunction with the two Internet service providers, the Company has begun offering colocation service in Las Vegas, NV through a strategic partnership agreement with an existing colocation facility, and has formed a subsidiary, CybAirCorp, to market Internet access, professional services and collocation services. The aforementioned projects and acquisitions each require substantial capital funding, and there can be no assurance that the Company will be able to obtain such financing.

Incorporation

Encounter.com was incorporated June 4, 1986 under the laws of the state of Colorado as Sure Hair, Inc. The Company's original business, the sale of cosmetic and beauty care products, failed when its products did not generate anticipated revenues. On September 26, 1997, after being dormant for almost ten years, the Company changed its name to Palmer Medical, Inc. and attempted to build a medical products business by acquiring distribution rights to a non-reusable syringe. The project was discontinued and the Company was again dormant at the end of its 1998 fiscal year.

On February 3, 1999, the Company changed its name to eDatenow.com, Inc. and attempted to acquire SA Interactive Technology, Inc., a privately held company in the voice personals industry with a view toward development of an Internet dating program. The acquisition was not consummated and on May 31, 1999, the Company changed its name to Encounter.com, Inc. Seven months later, following several failed attempts to develop Internet dating technology, the company was insolvent.

On February 4, 2000, the Company consummated an agreement with Encounter.com Acquisition Corp. for the sale of 24,726,198 of its common shares (75% of the issued and outstanding shares of the company) in exchange for certain Internet technology and a business plan that currently represents the business of the Company. The agreement, among other things, included a requirement for the seller to negotiate a reduction of certain liabilities of the Company. At closing, all of the Company's officers and directors were replaced with nominees of the buyer.

Before February 4, 2000, the Company was managed by 574125 B.C. LTD, whose place of business was located at Suite 250 - 1455 Bellevue
Avenue, West Vancouver, British Columbia. The Company ceased operations in Canada immediately upon the transfer of the 24,726,198 common shares to Encounter.com Acquisition Corp.

Previous Status as Reporting Company

Sure Hair, Inc., the predecessor name to Encounter.com, Inc. was a reporting company under United States securities laws until September 1, 1994 when it voluntarily terminated it's reporting status upon filing with the Securities and Exchange Commission.

Subsidiaries

The Company has formed a wholly owned subsidiary, "CyberCastingCorp.com" to conduct business as a provider of e-commerce solutions for small and medium sized businesses.
It has also formed another wholly owned subsidiary, "CybAirCorp" to conduct business as a provider of Internet access, professional and managed services and colocation services.
(See "Principal Products and Services)

Principal Products and Services

Colocation

Colocation centers are single purpose facilities designed to deliver clients optimum performance from network equipment and systems owned by them or provided by the Company. Colocation Space Rental is for a
cabinet or enclosure in a colocation center.   Physical components
include raised floors for cooled airflow and static protection, uninterruptible power supplies with backup generators, biometric security and redundant cooling systems. Network components include high-speed, carrier neutral, multi-homed, redundant Internet access, network security and efficiency monitoring. Space rental is usually long term, paid monthly.

The Company will arrange strategic partnerships with Colocation Facility owners, whenever possible, with a goal of being colocation neutral. Terms of the partnership agreements motivate both parties.
 The facility owner sometimes receives a commission on revenue generated by the Company and the Company may receive a commission on facility space it is instrumental in renting. Facility owners also have the option to let the Company provide all Internet Access Bandwidth sold in the facility saving them the cost of routers/switches and the commitment for dedicated access from multiple carriers.

The Company's strategy is to expand into additional colocation markets, initially in west coast markets that have potential but have not yet been penetrated by strong major competitors.

Broadband Internet Access

Broadband Internet access is provided to customers through multiple carrier lines under contract to the Company. Colocation Partnership Agreements allow the Company to provide high-speed Broadband Internet Access within the Colocation Facility either on an exclusive or non-exclusive basis. Provision of Internet Access requires routers and switches that the Company purchases through financing agreements with the equipment vendors. Internet backbone carriers require the Company to contract for the bulk purchase of access that may initially be under utilized. Since it is necessary to contract with several carriers simultaneously to provide customers redundancy protection, this obligation is a risk factor that could represent $30 to $50 thousand monthly per colocation facility.

Most sales of Internet Access are on a long-term contract basis. Customers can choose a flat rate for a dedicated bandwidth or usage pricing based on a burstable limit. Internet Access features include multi-homing to redundant tier-1 Internet backbones, hop minimizing, short installation time and scalability.


There is an over supply of available bandwidth and, accordingly, a reasonable expectation that prices will eventually drop to commodity levels. The Company has budgeted a dramatic drop in Internet Access pricing but believes it can maintain a twenty-five percent gross margin. Controlling the sale of Internet Access and delivery of a fast, reliable custom product is considered vital to attracting and retaining long-term customers.

Professional and Managed Services

Professional and managed services include all the services provided by the Company's management and technical team. These services represent a strong value proposition to customers in terms of immediate availability of scarce high quality IT professionals, accelerating time to market, economies of scale, and enhanced product offerings.

Professional services, such as an initial proactive evaluation of the e-business opportunity and data infrastructure requirements, are contracted on a fixed price or hourly fee basis. Typically, fees for this type of service are non-refundable but may be applied to contracts for design of the system and implementation. These expanded contracts include design of wide and local-area network telecommunications solutions, installation, site architecture/validation, site migration, configuration, testing, monitoring and performance review.

Managed services, day-to-day, around-the-clock services for management and maintenance of customers' Internet network operations are provided to customers in colocation facilities. Services include load balancing, data backup, multi-homing, caching, clustering, server rental, security, maintenance and systems monitoring. Customers use these services to avoid having to recruit technical personnel that are expensive and difficult to find and, if hired, may not be fully utilized in an "in-house" network-operating center. Customers typically contract for Managed Services on a long-term basis to provide for continuity and reliability. The services are billed on a monthly basis with a goal toward achieving a minimum thirty percent gross profit.

Wireless Broadband Internet Access

Wireless broadband Internet access is a product under development by the Company for introduction in approximately six months. The Company has expended considerable time and expense, focused on a new product being introduced by Cisco Systems, that it believes will be viable in markets where major competitors are not yet entrenched. The product is unique in its ability to send and receive signals point to multi-point rather than point-to-point, as is the case with existing technology.

The financial impact of the aforementioned product, although believed to be significant, is not yet well enough defined to include in the Company's financial planning. When product costs, performance proof and delivery dates are available, the Company intends to seriously consider offering this product as a "first mile" Internet connectivity solution

Market

The Company is focused on the business-to-business market as an "e-commerce enabler". Gartner Group forecasted on September 14, 2000, that the worldwide B2B e-commerce market would grow from $403 billion this year to $7.29 trillion in 2004. Specifically, the Company is targeting small and medium enterprises (SMEs) that are just now joining the Internet. According to a May 2000 report by Morgan Stanley Dean Witter, 50% of GDP and 98% of all business are SMEs.
The Morgan Stanley report also states that solving Internet bottlenecks (access, routing and server congestion) will be the most significant wealth creating events. Further, according to the report, outsourcing is the key driver to lower costs of e-commerce functions and to deal with a shortage of personnel with IT skills.

Building a data infrastructure is a difficult process involving many design and engineering disciplines, capital and time. Accordingly, many companies have contracted with colocation facilities to house their Internet equipment sometimes on a turnkey basis. Colocation facilities are specially designed as an ideal environment for Internet equipment and have high quality Internet links.

Markets studies conducted by the Company have shown that colocation facilities are available in almost every significant market. In addition, It is determined that a high percentage of these facilities either were under utilized or did not have sufficient Managed Services capacity to serve their clients (see Products and Services)

Strategic partnerships between colocation facilities and the Company represent a win for both parties. Colocation Facilities receive numerous requests for services that are valuable sales leads for the Company. Likewise, the Company's clients often need colocation service and the Company will recommend its strategic partner. Because of this synergism, the Company has adopted a marketing plan based on partnering with colocation facilities.

Presently, the Company has identified sufficient colocation partnering opportunities to support its entire three-year sales goal.
 Sales are beginning in December in all of Nevada and New Mexico. Operations in Arizona, Washington, and Oregon are in development. Based on this initial progress, the Company believes that market availability and sales potential are not serious risks.

Other relational marketing opportunities include referrals from ISPs, ASPs and Telcos. The Company believes these relationships are potentially more lucrative than heavy advertising and they will be exploited aggressively.

Competition

The market in which the Company will operate is extremely competitive, and the Company expects competition in this market to intensify in the future. The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources. The Company competes (or in the future is expected to compete) directly or indirectly with the following categories of companies: (i) national and regional ISPs such as MindSpring Enterprises, Inc., Netcom On-line Communication Services, Inc., PSINet, Inc. and UUNET; (ii) established online services companies such as America Online, Inc.; (iii) computer software and technology companies such as Microsoft Corporation; (iv) national telecommunication companies such as AT&T Corp., MCI Communications Corporation , and Sprint Corporation; (v) regional Bell operating companies; (vi) cable operators such as Comcast Corporation and Time Warner, Inc.; and (vii) nonprofit or educational Internet service providers.

Many established online services companies and telecommunication companies have introduced or plan to expand their Internet services.
 The Company expects that a significant number of major telecommunication, cable, media, software and hardware companies, as well as all of the major online services companies, will eventually compete fully in the Internet services market, and that their entry into this market will result in substantially greater competition for the Company. The ability of these competitors or others to bundle services and products with Internet connectivity services could place the Company at a significant competitive disadvantage. In addition, competitors in the telecommunication industry may be able to provide customers with reduced communication costs in connection with their Internet access services, reducing the overall cost of Internet access and significantly increasing pricing pressures on the Company.
 There can be no assurance that the Company will be able to offset the effects of any necessary price reductions resulting from such pricing pressures with an increase in the number of its customers, higher revenue from enhanced services, cost reductions or otherwise.

The Company believes that its ability to compete successfully in the Internet services market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Research and Development

The Company is in an industry known for rapid evolution and proliferation of new products. Therefore it must maintain a competitive level of technology. Whenever possible, new product technology will be purchased, licensed or acquired through strategic relationships. The Company did not have any research and development expenses in the two fiscal years ended May 31, 1999. Research and development expenses from inception on February 5, 2000 through November 30, 2000 were $69,602.

Employees

The Company has conducted business with the services of eight professionals compensated as consultants. Effective January 1, 2001 the Company plans to hire its consultants as employees.

The Company has one officer, Dennis J. Hinton who is CEO and CFO. Officers in CyberCastingCorp.com are Dennis Hinton, CEO and CFO; Tom Kain, President and COO; and Sonia Sworak, Vice President of Corporate Development. Officers in CybAirCorp are Dennis Hinton, CEO and CFO and Tom Kain President and COO and Sonia Sworak, Vice President of Corporate Development.

Mr. Hinton is the sole director of the Company. The Company intends to add four additional board members and will fill the vacancies as soon as practicable. There is no compensation for board members although the Company intends to provide non-employee board members stock options.

Operations

The Company is in a development stage and does not have any business operations.

Intellectual Property And Other Proprietary Rights

The Company does not have any patents or trademarks, but does intend to file for appropriate protection of its proprietary assets as they are developed.


                             RISK FACTORS

The Company faces substantial risks in executing its business plan and achieving revenues. The following risks are material risks that the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed:

Need for Additional Financing

The Company's audited financial statements as of May 31, 1999 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. The Company will not be able to expand its operations as planned without obtaining additional financing in the near future. If this financing is not available or obtainable, investors may lose a substantial
portion or all of their investment.    There can be no assurance that
additional financing, when necessary, will be available to the Company on acceptable terms, or at all. The Company sold 1,100,000 shares of common stock for $0.25 per share pursuant to Rule 504 of Regulation D of the Securities Act during the first half of the year.
 The Company's audited financial statements as of May 31, 1999 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management projections of cash requirements indicate a need for $1,000,000 to eliminate this going concern opinion.

The Company's subsidiary,
CybAirCorp, currently is offering its stock for sale in an attempt to raise these funds. Although, management is experienced in raising capital, there is no assurance that necessary cash can be raised and, if so, on terms satisfactory to the Company.

Limited Operating History; Risks of a New Business Venture

The Company has only recently begun its web site development business, and, to date has been involved primarily in organization and product development. Potential investors should be aware that there is a substantial risk of failure associated with new businesses as a result of problems encountered in connection with their formation and commencement. These include, but are not limited to, unanticipated problems relating to the marketing and sale of the Company's products and services in a highly competitive marketplace of Internet services, the entry of new competition and unknown or unexpected additional costs and expenses that may exceed current estimates.

There is only a limited operating history upon which to base any projection as to the likelihood that the Company will prove successful, and thus there can be no assurance that the Company will achieve profitable operations or even generate any operating revenues.

Management of Potential Growth

To manage any future growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's infrastructure, facilities, systems, procedures or controls will be adequate to support the Company's operations. The inability of the Company to effectively manage its future growth could have a material adverse effect on the Company's business, financial condition and results of operations.

Rapid Technological Change

The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to develop its technical expertise, to enhance its services and to develop new services that meet changing customer needs on a timely and cost-effective basis. There can be no assurance that the Company will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on the part of the Company to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations.

Market risks

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even
cover the cost of operations.    General market conditions might be
such that
sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While the Company anticipates the ability to sell the products it develops, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support the future operations of the Company. Numerous factors beyond the control of the Company may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls. The exact effect of these factors cannot be accurately predicted, but it's possible they may result in the Company not receiving an adequate return on its invested capital.

Competitiveness of Industry

The Internet industry is, in general, intensely competitive. There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by the Company. Such competitiveness is likely to bring both strong price and quality competition to the sale of the Company's products, among others things, which will likely mean increased costs in the form of R&D, marketing, manufacture and customer services, along with a reduction in product pricing. Generally, this will have a significant negative effect on any bottom line profits of the Company.

The Company believes that its ability to compete successfully in the Internet market depends on a number of factors, including market presence; the adequacy of the Company's customer support services; the capacity, reliability and security of its network infrastructure; the ease of access to and navigation of the Internet provided by the Company's services; the pricing policies of the Company, its competitors and its suppliers; the timing of introductions of new services and products by the Company and its competitors; the Company's ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Competitors

The Company currently competes or expects to compete for users with the following types of companies:

1. Established online service and content providers, such as America Online and The Microsoft Network;
2. Independent national Internet service providers, such as EarthLink, MindSpring and Prodigy;
3.    National long-distance carriers, such as AT&T, Qwest and MCI
      WorldCom;
4. Local telephone companies and regional Bell operating companies, such as Pacific Bell;
5. Numerous regional and local commercial colocation services providers;
6. Computer hardware and software and other technology companies, such as IBM and Microsoft;
7.    Cable operators and online cable services.

The Company faces competition from companies that provide broadband Internet access, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. Broadband technologies enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds.

The telephone, cable and other companies that own broadband networks may prevent the Company from offering broadband Internet access through the wire and cable networks that they own. The Company's ability to compete with telephone and cable television companies that are able to support broadband transmission may depend on future regulation to guarantee open access to their broadband networks. However, in January 1999, the Federal Communications Commission declined to take any action to mandate or otherwise regulate access by Internet service providers to broadband cable facilities at this time.

In addition to competing directly in the Internet access market, both cable and telephone companies are also aligning themselves with Internet service providers who would receive preferential or exclusive use of broadband local connections to users. If broadband Internet access becomes the preferred mode by which users access the Internet and the Company is unable to gain access to broadband networks on reasonable terms, its ability to compete could be materially and adversely affected.

Telecommunications Carriers

The Company's business substantially depends on the capacity, affordability, reliability and security of its telecommunications networks. Only a small number of telecommunications providers offer the network services required. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation would make the Company reliant on an even smaller number of providers. Most telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. As a result, any or all of the Company's potential telecommunications service providers could decide not to provide it with service at acceptable rates, or at all, in which event, the Company may not be able to provide Internet access to its users.

In addition, the Company is subject to potential disruptions in these telecommunication services and may have no means of replacing these services, on a timely basis or at all, in the event of such disruption.

Further, the Company is dependent on certain third-party suppliers of hardware components. Certain components used by the Company in providing its network services are likely to be acquired from limited
sources.   Failure of the Company's suppliers to provide components
and products in the quantities, at the quality levels or at the times required by the Company, or an inability by the Company to develop alternative sources of supply if required, could result in delays in and/or increased costs of expansion of the Company's network infrastructure.

The Company's suppliers and telecommunication carriers also sell or lease services and products to the Company's competitors and may be, or in the future may become, competitors of the Company. There can be no assurance that the Company's suppliers and telecommunication carriers will not enter into exclusive arrangements with the Company's competitors or stop selling or leasing their services or products to the Company.

The Company may also from time to time experience increases in telecommunications usage which exceed its then-available telecommunications capacity and the capacity of its internal servers. As a result, users may be unable to register or log on to its service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of the Company's internal server networks. Inaccessibility, interruptions or other limitations on the ability to access service due to excessive user demand, or any failure of servers to handle user traffic, would have a material adverse effect on the Company's reputation and revenues.

Moreover, if third-party telecommunications service providers deliver unacceptable service, the quality of the Company's Internet access service would suffer. In this event, the Company would likely lose users who are dissatisfied with its service. Since the Company does not have direct control over its telecommunications carriers' network reliability and the quality of their service, it cannot provide any assurance that it will be able to provide consistently reliable Internet access for its customers.

Technology

The Company relies upon third parties to help it develop technologies that enhance its current product and service offerings. If the Company's relationships with these third parties are impaired or terminated, then it would have to find other developers on a timely basis or develop technology completely on its own. Failure to successfully do so could materially affect the Company's results of operations.

In addition, other companies may develop services or technologies that render the Company's services or technology noncompetitive or obsolete. The Company's ability to remain technologically competitive may require substantial expenditures and lead-time. If the Company is unable to respond in a timely manner to technological advances, it may not be able to compete effectively, which could cause its revenues to decrease.

Moreover, the software and hardware used to operate and provide our services is complex and, accordingly, may contain undetected errors or failures. This could result in such adverse consequences as:

1. customers being disconnected from our service or being unable to access our service;
2.    loss of data or revenue;
3.    injury to reputation; and
4.    diversion of development resources.

Security Breach, Virus or Inappropriate Use By Internet Users

The Company's future success will depend, in part, on the security of its network and, in part, on the security of the network infrastructures of its third-party telecommunications service providers, over which it has no control. Computer viruses or problems caused by users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or "spam", could lead to interruptions, delays, or cessation in service. In addition, the sending of "spam" through the Company's network could result in third party claims against the Company. Customers or other third parties could also potentially jeopardize the security of confidential information stored in the Company's computer systems or its users' computer systems by their inappropriate use of the Internet, including breaking into the Company's computer network, which could cause losses to the Company or its customers. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in the Company's computer systems and those of its customers.

The Company expects that its customers will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against the Company as a result of any failure to prevent these network malfunctions and security breaches, and may deter others from using its services. Although the Company intends to use Industry-standard security measures, such measures have been circumvented in the past, and there can be no assurance that these measures will not be circumvented in the future.
In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, the Company may have to interrupt, delay, or temporarily cease service to its users, which could have a material adverse effect on revenues.

Integration of Future Acquisitions Into Operations

In the future, the Company may make acquisitions or undertake other business combinations that can complement its current or planned business activities. Such acquisitions may not be available at the times or on acceptable terms, or at all. In addition, acquiring a business involves many risks, including:

1. disruption of ongoing business and diversion of resources and management time;
2.    unforeseen obligations or liabilities;
3.    difficulty assimilating the acquired operations and personnel;
4. risks of entering markets in which the Company has little or no direct prior experience;
5. potential impairment of relationships with employees or users as a result of changes in management; and
6. potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets.

Potential Legal, Regulatory and/or Compliance Risk

The Company may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services it sells. The Company may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on the Company, may have a materially adverse affect upon the Company, its business operations, prospects and/or financial condition.

The law relating to the Company's business and operations is evolving and no clear legal precedents have been established. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for the Company's services or increase it's cost of doing business, each of which would cause gross margins and revenues to fall. In particular, the following risks could occur:

1.    Regulation of Content and Access Could Limit the Company's
      Ability To Generate Revenues And Expose it to Liability;

2.    The Company Could Be Exposed to Liability for Defamation,
      Negligence, and Infringement;

3. Telecommunications Regulation Could Make It More Expensive For Us To Do Business.

Domain Names

The Company currently holds the web site domain name relating to our brand, CyberCastingCorp.com, CybAirCorp and other web site domain names. Governmental agencies and their designees generally regulate the acquisition and maintenance of domain names. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, the Company may be unable to acquire or maintain relevant domain names in the countries in which it conducts, or plans to conduct, business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of its trademarks and other proprietary rights.

The Company depends on its key persons and/or suppliers

Due to the highly technical nature of the Company's business, having certain key personnel will be essential to the web site development process and thus to the entire business itself. Consequently, the loss of any of those individuals once hired may have a substantial effect on the Company's future success or failure.

Moreover, the Company is dependent on the principal members of its management staff, the loss of any of whom could impair the development of the Company's products and projects. The Company's success will be largely dependent on the decisions made by members of management. Furthermore, the Company may depend on its ability to attract and retain additional qualified personnel to manage certain business interests. The Company may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for the Company's operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects. No assurance can be given that the Company will be able to obtain such needed assistance on terms acceptable to the Company.

Limited Assets of the Company

The Company has limited assets and will require significant capital to complete its research and development programs. The Company does not know the exact specific financial requirements of the projects, products or ventures in which it may eventually participate, and therefore does not know what its exact capital needs will be. In addition, the Company may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete the assets of the Company.

Trademarks and Protection of Proprietary Technology

The Company's success may depend in part on its ability to obtain and enforce intellectual property protection for its technology in both the United States and other countries. To date, the Company has not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will issue. In addition, no assurance can be given that any trademarks acquired by the Company will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to the Company, or that the Company's competitors will not independently develop or trademark products that are substantially equivalent or superior to the Company's products. Furthermore, the possibility exists that the Company could be found to infringe on trademarks held by others. The Company may have to go to court to defend its trademarks, to prosecute infringements, or to defend itself from infringement claims by others.

Trademark litigation is expensive and time-consuming, and can be used by well-funded adversaries as a strategy for depleting the resources of a small company such as the Company. There is no assurance that the Company will have sufficient resources to successfully prosecute its interests in any litigation that may be brought.

The Company's Short Operating History makes its business difficult to evaluate

The Company has only just begun developing its business under its current business plan, and, accordingly, has no operating history upon which to base an evaluation of its business and prospects. Consequently, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. To address these risks, the Company must successfully implement its business plan and marketing strategies, although both strategies are currently under development. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

The Company has no revenues

The Company has no revenues and no products or services that it can sell at the present time. Future revenues will depend on the Company's ability to develop a product and thereafter to market the product. There is no assurance that the Company will meet its objectives or attain revenues. The Company is engaged in business for profit but cannot predict future profitability.

Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:

1.	The fact that the Company has not finalized development of its product;

2.	The fact that the Company is a new venture which has not begun to market its product;

3.	The amount and timing of costs relating to development of the
Company's product;

4.	The announcement or introduction of competing products of
competitors; and

5.	General economic conditions.

Additional Financing

The Company will require additional financing in order to complete its business plan. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms in order to enable the Company to complete its plan of operations.

The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's services, the Company's ability to maintain and expand its customer base, the level of resources devoted to developing and expanding the Company's marketing and sales organization and the Company's research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion of the Company's network infrastructure and other factors. The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, the Company may require additional financing. The Company has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of the Company's stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company will not be able to continue operations if additional financing is not obtained.

The Company carries no insurance policies.

The Company currently carries no policies of insurance to cover any type of risk to its business.

Compliance

The Company is delinquent with respect to the requirement of the OTC Bulletin Board requirement of registering with the Securities and Exchange Commission. Although the Company is in the process of registering its stock with the SEC, it has been de-listed from the Bulletin Board and will need to re-apply in order to re-gain its listed status at a later date.

Liquidity

The Company is a development stage enterprise that has not, to date, earned any revenues. The Company's audited financial statements as of May 31, 1999 state that the Company's need for additional equity financing for the development of the business and lack of revenues raise substantial doubt about its ability to continue as a going concern. Management projections of cash requirements indicate a need for $1,000,000 to eliminate this going concern opinion. The Company sold 1,100,000 shares of common stock for $0.25 per share pursuant to Rule 506 of Regulation D of the Securities Act during the first half of the year.  The Company's subsidiary, CybAirCorp, currently is offering
its stock for sale in an attempt to raise these funds.    Although,
management is experienced in raising capital, there is no assurance that necessary cash can be raised and, if so, on terms satisfactory to the Company.

Controlling Ownership of Messrs. Hinton and Cleveland

Mr. Dennis Hinton, our sole director and CEO, and Mr. Dave Cleveland own approximately 65.4% of the outstanding shares of our common stock as of November 30, 2000. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Messrs. Hinton and Cleveland may differ from the interests of the other stockholders.

Item 7.  Description of Property

The Company is headquartered in leased premises at 6900 Westcliff Drive, Suite 608, Las Vegas, NV 89145. The leased premises are approximately 1,310 square feet, representing Suite 608 and a portion of Suite 601. The lease commitment is for three (3) years and three
(3) months and expires on June 30, 2003. The Company has a three-year lease renewal option.

Rent is based on 1,158 square feet until the additional 152 square feet is completed by the landlord and turned over to the Company.
The rent formula is as follows:

Monthly Minimum Base Rate:    Months 01-03 Free Rent
                              Months 04-15 $2.35/Sq.Ft./Month*
                              Months 16-27 $2.42/Sq.Ft./Month*
                              Months 28-39 $2.49/Sq.Ft./Month*
                              --------------------------------
                              *Adjusted by Cost of Living

The Company also pays $70 ($35 each) for two covered parking spaces.
 Total rent including parking is currently $3,148.50.

The Company owns no real property.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.

Name                          Age        Office(s) Held
----                          ---        --------------
Dennis Hinton                  65        President, CEO & CFO

Dennis J. Hinton - President, CEO and Chief Financial Officer

Mr. Hinton for the past twenty years has conducted investment banking in his own firm, specializing in high growth companies with IPO potential. He has experience in mergers and acquisitions, roll-ups and public companies. Mr. Hinton's background also includes general and financial management in major corporations, such as R. J. Reynolds, Yardley of London, Inc. and Gulf Oil Corporation. Over the past twenty-five years, Mr. Hinton has worked for several of his own company's including Extra Equity, Inc. and Delta Leasing. Since 1996 he has been a principal and director of StorNet, Inc., a national data storage solutions provider. Mr. Hinton devotes his full time to the management of the Company and it's subsidiaries. Mr. Hinton received his BS from Gustavus Adolphus College with a major in Business Administration in 1957.

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the board.

Significant Employees

The Company has been using the services of consultants and does not have any significant employees other than its President.

Item 9.  Remuneration of Directors and Officers

The Company paid Mr. Hinton $62,775 from inception on February 5, 2000 through December 31, 2000. As indicated in Item 6 - Description of Business-Employees, the Company does not presently pay any compensation to its sole officer and director, Dennis Hinton. The Company may during the course of the current year decide to compensate Mr. Hinton for his services.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of November 30, 2000, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address    Number of Shares  Percentage of
Title of class  of beneficial owner of Common Stock   Common Stock(1)
--------------  ------------------- ----------------  ---------------
Common Stock    Dennis J. Hinton     11,153,099        32.7%
                8208 Ashkum St
		    Las Vegas, Nevada 89149

Common Stock    Dave Cleveland       11,153,099        32.7%
                P.O. Box 1287
                Kingston, WA 98346

Common Stock    All Officers and
                  Directors
                  as a Group
                  (1 person)         11,153,099        32.7%
------------
(1)Based on 34,068,264 Common shares outstanding as of November 30, 2000.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of its Common Stock.

Options

There are no options to purchase securities of the Company outstanding.

Registration Rights

None of the holders of the Company's common shares or options to purchase common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock

Item 11.  Interest of Management and Others in Certain Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party in any proposed transaction to which the Company is proposed to be a party:

(A)	Any director or officer of the Company;

(B)	Any proposed nominee for election as a director of the
Company;

(C)	Any person who beneficially owns, directly or indirectly,
shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D)	Any relative or spouse of any of the foregoing persons, or
any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company currently does not have any policies about entering into transactions with affiliated parties.

Messrs. Hinton and Cleveland received 24,726,198 shares (75%) of the Company's common stock in exchange for a business plan, management team and expertise with which the company could resume operations in the Internet market. Concurrently, Messrs. Hinton and Cleveland committed 1,000,000 of their shares to a technology license agreement with WebSuite.com for non-exclusive use of software enabling subscribers to create and publish websites. This agreement was later terminated without transfer of any shares.

The audited financial statements ending May 31, 1999 noted general and administrative expenses including a total of $174,846 for administrative and shareholder relations fees, promotion, entertainment, travel and accommodation expenses to 574125 B.C. Ltd., a shareholder of the Company. Under the terms of a Management Agreement dated March 18, 1999, 574125 B.C. Ltd. provided administrative and shareholder relations' services for a monthly fee of $20,000 plus reimbursement of all costs incurred. The Management
Agreement was mutually rescinded on March 18, 1999. The Company signed a Promissory Note in the amount of $100,000 in favor of Woodstock Products Inc., a company related to 574125 B.C. Ltd. in consideration for the release of the Company from this Management Agreement.

During the fourth quarter 2000, Dennis Hinton, the Company's CEO and a major shareholder, loaned the Company $200,000 to support operations. This loan is a short-term interest free demand loan that the Company expects to pay back upon the completion of the current financing being conducted by the Company's subsidiary, CybAirCorp.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 50,000,000 shares of common stock, par value $0.001 per share (the " Common Stock").
As of November 30, 2000, a total of 32,968,264 shares of Common Stock were issued and outstanding. All issued and outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of
directors.   Holders of a majority of the voting power of the capital
stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

American Securities Transfer and Trust, Inc. of Lakewood, Colorado is the transfer agent for the Shares.

                              PART II


Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other   Stockholder Matters

The Company's common stock was trading on the OTC Bulletin Board under the symbol "ENCRE" before being de-listed on February 11, 2000 for not timely registering its common stock with the US Securities and Exchange Commission. The Company was moved from the bulletin board to the pink sheets on March 9, 2000.

None of the holders of the Company's common stock have any right to require the Company to register any shares of the Company's common stock pursuant to the Securities Act of 1933 (the "1933 Act").

The Company has not declared any dividends on its common stock over the last two years. There are no dividend restrictions that limit the Company's ability to pay dividends on its common stock and the Company does not plan to issue any dividends.


                               HIGH         LOW
                               ----         ----
1999*
First Quarter                  $12.50       $2.25
Second Quarter                 $2.625       $0.312
Third Quarter                  $0.59        $0.125
Fourth Quarter                 $0.35        $0.07
----------------------------------------------------------------------
* The prices are all "bid" prices.

As of May 31, 2000, there were 418 registered shareholders in the Company.

Item 2.  Legal Proceedings

The Company entered into a Letter of Intent dated February 5, 1999, to acquire 100% of the shares of SA Interactive Information
Technology, Inc. ("Interactive") (Note 3 (I). The acquisition was not consummated.

Interactive and its shareholders filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999, against the Company, related companies and individuals.

The Claim pertains to the termination of the proposed acquisition of Interactive and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest. According to the Plaintiff's Amended Statement of Claim filed July 23, 1999, the total amount of damages claimed by the Plaintiff in the Interactive lawsuit is US$300,000 for the alleged repudiation of the Settlement Agreement entered into on or about July 2, 2000, plus unspecified amounts for other alleged damages.
                                22

The Company has filed Statements of Defense responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

The Company intends to defend itself vigorously against this action.
 The probable outcome of this action is not determinable at this time.

The Company is also continuing with its Action against the plaintiffs identified above for the return of funds advanced to them ($40,333) towards the proposed acquisition.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants over the past two years.

Item 4.  Recent Sales of Unregistered Securities

The following is a list of equity securities sold by the Company within the past three years that were not registered under the Securities Act.

In February of 1999, the Company completed the sale of 8,000,000 shares of common stock to 20 investors for $0.01 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed solely to non-U.S. investors. Total offering price was $80,000. No sales commissions were paid.

In April of 1999, 80,000 shares of common stock were sold at $2.50 per share to "574125 B.C.LTD." pursuant to Rule 504 of Regulation D
of the Securities Act.  Total offering price was $200,000.   The
offering was completed to persons known to the Company's officers and directors. 574125 B.C.LTD provided management services to the Company at that time. No sales commissions were paid.

In February of 2000, 24,726,198 shares of common stock were sold to Encounter.com Acquisition Corp. in exchange for the technology rights and business plan described herein. These shares were sold pursuant to Section 4(2) of the Securities Act and have been marked
"restricted."

As of March 31, 2000, the Company had sold 1,000,000 shares of common stock to 5 investors for $0.25 per share pursuant to Rule 504 of Regulation D of the Securities Act. One Hundred Thousand (100,000) additional shares were sold in this offering after fiscal year end May 31, 2000. The total gross receipts of this offering were $275,000. No sales commissions were paid. All investors were accredited investors.

As of September 1, 2000, the Company's subsidiary, CyberCastingCorp.com sold 380,000 shares of its common stock for $0.50 per share pursuant to Rule 506 of Regulation D of the Securities Act. The total offering price was $190,000. No sales commissions were paid. All investors were accredited investors.

All Company stock has been purchased for investment purposes in each of the offerings. No shares were purchased with a view toward resale.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Colorado Revised Statutes (the "CRS") and the Bylaws of the Company.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Colorado Revised Statutes; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the CRS or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S

                         FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the year ended May 31, 1999 and 2000 and interim un-audited financial statements for the six month periods ended November 30, 2000 and 1999, including:

(a)	Balance Sheet;
(b)	Statement of Operations;
(c)	Statement of Stockholders' Deficiency;
(d)	Statement of Cash Flows;
(e)	Notes to the Financial Statements.

                      ENCOUNTER.COM, INC.
               (A Development Stage Enterprise)

                     FINANCIAL STATEMENTS

                    MAY 31, 1999 and 1998

                 TELFORD SADOVNICK, P.L.L.C.
                 CERTIFIED PUBLIC ACCOUNTANTS

---------------------------------------------------------------------

                 INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Encounter.com, Inc.

We have audited the accompanying balance sheets of Encounter.com, Inc. (a development stage enterprise) as at May 31, 1999 and 1998 and the related statements of operations, stockholders' deficiency and cash flows for the years then ended and cumulative from inception of the development stage on June 1, 1998 to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Encounter.com, Inc. at May 31, 1999 and May 31, 1998, and the results of its operations and its cash flows for the years then ended and cumulative from inception of the development stage on June 1, 1998 to May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements the Company is a development stage enterprise, has to date not established any revenues, is dependent upon related parties for financial support in the short term, and needs to obtain new equity financing for the development of its business. These factors, together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 10 to the financial statements, the amount for the number of issued shares, and account balances for share capital and additional paid-in capital at May 31, 1998 and basic loss per share for the 1998 year have been restated to give effect to the retroactive treatment for reverse stock splits in the 1999 and 1998 years.


/s/ Telford Sadovnick, P.L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
December 17, 1999, except for Note 10,
which is at January 10, 2001

---------------------------------------------------------------------
  114 West Magnolia Street, Suite 423, Bellingham, Washington 98225
        Telephone: (360) 392-2886    Facsimile:(360) 392-2887

                      ENCOUNTER.COM, INC.
               (A Development Stage Enterprise)

                         BALANCE SHEET

                                                         May 31,
                                                    -----------------
                                           Note     1999         1998

                            ASSETS
CURRENT
  Cash                                            $       - $   6,287
                                                  ========= =========


                          LIABILITIES
CURRENT
  Bank indebtedness                               $      12 $       -
  Accounts payable and accrued liabilities           11,600         -
  Due to related party                        5      82,434         -
                                                  --------- ---------
                                                     94,046         -
                                                  --------- ---------



                    STOCKHOLDERS' DEFICIENCY

PREFERRED STOCK
  Authorized:   5,000,000 shares, $1.00 par value		-      	-
  Issued and outstanding:  nil

COMMON STOCK
  Authorized:  50, 000,000 shares, $0.001 par value
  Issued and outstanding:
                    May 31, 1999 - 8,242,066 shares     8,242         162
                    May 31, 1998 -   162,066 shares

ADDITIONAL PAID-IN CAPITAL                            889,169     622,249

DEFICIT ACCUMULATED PRIOR TO JUNE 1, 1998            (616,124)   (616,124)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE     (375,333)          -
                                                     --------    --------
                                                      (94,046)      6,287
                                                     --------    --------
                                                     $      -    $  6,287
                                                     ========    ========

CONTINGENCY - Note 7

         See accompanying Notes to the Financial Statements

                        ENCOUNTER.COM, INC.
                 (A Development Stage Enterprise)

                      STATEMENT OF OPERATIONS

                                                                Cumulative
                                                                      from
                                                              Inception of
                                                               Development
                                      Year Ended May 31,             Stage
                                                           on June 1, 1998
                                Note       1999       1998 to May 31, 1999
                                                           ---------------
                                     (Development Stage)


GENERAL AND ADMINISTRATIVE EXPENSES

Administrative and
  shareholder relations fees          $ 163,692 $       -       $  163,692
Audit and accounting                      9,459         -            9,459
Legal fees                               28,876         -           28,876
Office supplies and services              2,719       923            2,719
Promotion and entertainment              28,628        50           28,628
Telephone                                 9,997                      9,997
Transfer agent and filing fees            6,278     1,594            6,278
Travel and accommodation                 55,351         -           55,351
                                       --------   -------        ---------
                                        305,000     2,567          305,000

COSTS INCURRED TOWARDS BUSINESS
ACQUISITION NOT PROCEEDED WITH    3      70,333         -           70,333

MEDICAL PRODUCT PROJECT COSTS
WRITTEN OFF                       3           -   130,000                -

GAIN ON SETTLEMENT OF LIABILITIES 5           -    (4,546)               -
                                     ----------  --------        ----------

NET LOSS FOR THE YEAR                $  375,333  $128,021        $  375,333
                                     ==========  ========        ==========

BASIC LOSS PER SHARE                   $ 0.146    $ 0.920

WEIGHTED AVERAGE NUMBER OF SHARES    2,563,162    139,153


        See accompanying Notes to the Financial Statements

                       ENCOUNTER.COM, INC.
               (A Development Stage Enterprise)

            STATEMENT OF STOCKHOLDERS' DEFICIENCY


                                                         Deficit
                                                         Accumu-
                                                         lated      Total
                                        Addit-           During     Stock-
                                        ional            Develop-   holders'
                     Common Stock     Pain-In            ment       Equity
                     ------------
                    Number   Amount   Capital   Deficit  Stage    (Deficiency)

Balance,
  May 31,
  1997
  (Note 4)          4,566   $   5      $482,906 $(488,103) $     -   $(5,192)


Issued for
  cash: $ 0.05
  per share       157,500     157       157,343       -        -      157,500

Share issue
  costs -
  legal fees             -        -     (18,000)      -        -     (18,000)

Net loss-year
  ended May
  31, 1998               -        -         -  (128,021)       -    (128,021)
                ----------  -------  --------  ---------  ------   ----------
Balance,
  May 31,
  1998            162,066     162     622,249  (616,124)       -       6,287

Issued
  for cash:
  $0.01 per
  share          8,000,000    8,000    72,000         -        -       80,000

Issued
  for cash:
  $2.50 per
  share             80,000       80   199,920         -        -      200,000

Share
  issue
  costs -
  legal
  fees                   -        -    (5,000)        -        -      (5,000)

Net loss -
  year
  ended
  May 31,
  1999                   -        -         -         -  (375,333)   (375,333)
                ----------  -------  --------  ---------  -------  ----------
Balance,
  May 31,1999	8,242,066  $ 8,242  $889,169 $(616,124)$(375,333) $  (94,046)
=========  ======   ======== ========= =========  ==========


        See accompanying Notes to the Financial Statements

                        ENCOUNTER.COM, INC.
                (A Development Stage Enterprise)

                     STATEMENT OF CASH FLOWS

                                                                Cumulative
                                                                      from
                                                              Inception of
                                                               Development
                                      Year Ended May 31,             Stage
                                      -----------------
                                                           on June 1, 1998
                                Note       1999       1998 to May 31, 1999
                                                           ---------------
                                     (Development Stage)

OPERATING ACTIVITIES

Net loss for the year                 $(375,333) $(128,021)   $   (375,333)

Changes in operating assets and
  liabilities providing net cash
    Accounts payable and
      accrued liabilities                11,600          -          11,600
Due to related party                     82,434     (5,192)         82,434
                                      ---------  ---------    ------------
Net cash used by operating activities  (281,299)  (133,213)       (281,299)
                                      ---------  ---------    ------------


FINANCING ACTIVITIES

Issuance of common stock for cash       280,000    157,500         280,000
Stock offering costs                     (5,000)   (18,000)         (5,000)
                                      ---------  ---------     -----------
                                        275,000    139,500         275,000
                                      ---------  ---------     -----------

(DECREASE) INCREASE IN CASH              (6,299)     6,287          (6,299)

CASH AT BEGINNING OF YEAR                 6,287          -           6,287
                                      ---------  ---------     -----------

(BANK INDEBTEDNESS) CASH
  AT END OF YEAR                      $     (12) $   6,287     $       (12)
                                      =========  =========     ===========


SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:

Cash paid for interest                $       -  $       -     $         -

Cash paid for income taxes            $       -  $       -     $         -

SUPPLEMENTAL NON-CASH INVESTING
  AND FINANCING ACTIVITIES            $       -  $       -     $         -



          See accompanying Notes to the Financial Statements

                       ENCOUNTER.COM, INC.
                (A Development Stage Enterprise)

                NOTES TO THE FINANCIAL STATEMENTS

                     MAY 31, 1999 AND 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was organized June 4, 1986 under the laws of Colorado as "Sure Hair, Inc.". Its original business was in the cosmetic and beauty care products field, and was abandoned. The Company remained dormant until September 1997, when its issued stock was reorganized by a 500:1 reverse split, and an equity financing of $157,500 was completed. Effective September 26, 1997 the name of the Company was changed to "Palmer Medical, Inc." to reflect its new business in the field of medical device manufacturing and sales. This business did not materialize and the Company was again dormant at the end of its 1998 fiscal year.

In January 1999 the company undertook a 20:1 reverse split of its issued stock. Effective February 3, 1999 its name was changed to "Edatenow.com, Inc.". Equity financings for a total of $280,000 were completed in February and April 1999 to finance a portion of the acquisition costs of a private company in the voice personals industry, and to commence the development of an Internet dating program building upon newspaper voice personals. The acquisition of the private company was not completed, and effective May 31, 1999 the Company's name was changed to "Encounter.com, Inc.".

The Company is a development stage enterprise commencing June 1, 1998 with respect to its Internet business. To date, the Company has not established any revenues, is dependent upon related parties for financial support in the short term, and needs to obtain new equity financing for the development of its business.

The Company's financial statements were prepared using generally accepted accounting principles applicable to a going concern which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Management intends to seek shareholder approval for the issuance of stock and the proposed merger with a Nevada corporation being formed to finance and begin business as an Internet Service Provider offering subscribers free websites. (Note 8).

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(i)	Use of estimates

	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ii)	Financial instruments and financial risk

The Company's financial instruments consist of bank indebtedness, accounts payable and accrued liabilities and amounts due to a related party. The fair value of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

(iii)	Loss per share

	Basic loss per common share has been calculated based on the
weighted average number of shares 	of common stock outstanding
during the period.  Where reverse splits have been completed in the
year, 	for the purpose of calculating the weighted average number of
shares outstanding, these reverse stock 	splits have been considered
effective at the beginning of the fiscal year.

                     ENCOUNTER. COM, INC.
              (A Development Stage Enterprise)

              NOTES TO THE FINANCIAL STATEMENTS

                    MAY 31, 1999 AND 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(iv)	Translation of Foreign Currencies

	The Company's foreign operations are of an integrated nature and accordingly, the re-measurement method of foreign currency translation is used for conversion into United States dollars, as follows:

Revenues and expenses arising from foreign currency translations are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

(v)	Income Taxes

	The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

NOTE 3 - PROJECTS NOT PROCEEDED WITH

(i)	1999:  Voice personals and Internet dating program

The Company advanced $40,333 under a Letter of Intent to acquire 100% of the shares of SA Interactive Information Technology, Inc., a private British Columbia, Canada corporation. The Letter of Intent also required the Company to issue 9,000,000 common shares, advance a further $140,000, raise a total of $2,500,000 in financing within 18 months of closing, and issue options to the vendors of the private company to acquire 750,000 shares at a price of $0.10 per share exercisable within 2 years of closing. The proposed acquisition, which was not proceeded with, was intended to provide the Company with an entry into the field of voice personals, upon which to develop an Internet presence.

An additional $30,000 was advanced for development costs towards an Internet presence for the above business. These costs, together with the $40,333 advanced under the Letter of Intent have been charged to operations in the 1999 fiscal year (Note 7
- Contingency).

(ii)	1998:  Non-reusable syringe rights

The Company paid $130,000 towards the acquisition of distribution rights and related costs of a non-reusable medical syringe. This project was not proceeded with and all costs incurred have been charged to operations in the 1998 fiscal year.

                       ENCOUNTER.COM, INC.
                (A Development Stage Enterprise)

                NOTES TO THE FINANCIAL STATEMENTS

                       MAY 31, 1999 AND 1998

NOTE 4 - COMMON STOCK

(i)	Common Stock Issued to May 31,1997

The issued common stock was subject to reverse splits on a 500:1 basis in fiscal 1998, and a 20:1 basis in fiscal 1999. The number of shares outstanding and the amounts recorded for common stock and additional paid in capital have been restated retroactively to inception to effect those reverse splits.



                                           Warrants
                                           To Acquire              Additional
                     Number of             Common     Subscription    Paid-in
                        Shares   Amount    Shares     Receivable      Capital
                     ---------   ------    ---------- ------------ ----------

Balance at inception
  - June 4, 1986             -  $     -    $        -	$         -	 $   -

Issued for cash
   $0.001 - $.05
   per share               195                      -           -      69,350
   $0.10 per share         500         1           100           -    499,999

Issued for services:
  $0.001 per share         185                                          1,850

Issued for
  distribution rights:
$0.001 per share           140                                              -

Share issue costs            -        -             -           -    (135,418)
                    ----------   ------         -----      ------   ---------

Balance,
  May 31, 1987           1,020        1           100           -     435,781
Issued for cash:
  $0.02 per share           10                      -           -       2,000
                    ----------   ------         -----      ------   ---------

Balance,
  May 31, 1988           1,030        1           100           -     437,781
Warrants expired
  in year                    -        -          (100)          -         100
                    ----------   ------         -----      ------   ---------

Balance, May 31,
  1989 and 1990          1,030        1             -           -     437,881

Issued for services:
  $0.002 per share       1,518        2             -           -      28,472
                    ----------   ------         -----      ------   ---------
Balance,
  May 31, 1991           2,548        3                               466,353
                    ----------   ------         -----      ------   ---------

Issued for services:
  $0.002 per share         652        1             -           -      12,582
                    ----------   ------         -----      ------   ---------

Balance,
  May 31, 1992           3,200        4             -           -     478,935

Issued in
  settlement of
  liabilities            1,366        1             -      (2,407)      6,378
                    ----------   ------         -----      ------   ---------

Balance,
  May 31, 1993           4,566        5             -      (2,407)    485,313
Subscription
  Settled                    -        -             -       2,407      (2,407)
                    ----------   ------         -----      ------   ---------

Balance,
  May 31, 1994,
  1995, 1996
  and 1997               4,566 $      5       $     -   $       -  $  482,906
                    ==========   ======         =====      ======   =========

                         ENCOUNTER.COM, INC.
                 (A Development Stage Enterprise)

                NOTES TO THE FINANCIAL STATEMENTS

                      MAY 31, 1999 AND 1998

NOTE 4 - COMMON STOCK (Cont'd)

(ii)	Stock Option Plan

The Company has adopted a Stock Option Plan (the "Plan") to be administrated by a Compensation Committee of the Board of Directors. The purpose of the Plan is to provide incentive stock options as a means to attract and retain key corporate personnel and consultants. The shares to be offered under the Plan consist of authorized but unissued common shares of the Company. The aggregate number of shares subject to options under the Plan at any one time shall not exceed 2,500,000 shares. The maximum number of shares for which an option may be granted to any optionee during any calendar year shall not exceed 500,000 shares. The exercise price of the options when granted shall not be less than 85% of the fair market value of the shares on the date the option is granted. The term of the options granted may not extend beyond 10 years, and are subject to earlier cancellation on termination of employment. The Plan stipulates vesting of stock option rights at the rate of at least 20% per year, and it is intended that options when granted will vest on a cumulative basis as to 1/3 of the shares under option annually, unless otherwise provided by the Plan administrator.

To date there have been no stock options granted under the Plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

(i)	   General and administrative expenses include the total of
$247,725 for administrative and shareholder relations fees, promotion, entertainment, travel and accommodation expenses to 574125 B.C. Ltd., a shareholder of the Company. Under the terms of a Management Agreement dated March 18, 1999, 574125
B.C. Ltd. provides administrative and shareholder relations services for a monthly fee of $20,000 plus reimbursement of all costs incurred. The Management Agreement is cancelable by the Company on payment of a 1 year penalty.

(ii) The amount of $82,434 is due to 574125 B.C. Ltd. at May 31,
1999.

(iii)	The Company in the 1999 fiscal year issued 80,000 shares to
574125 B.C. Ltd. at a price of $2.50 per share for total consideration of $200,000.

(iv)	Gain on settlement of liabilities totaling $4,546 in the 1998 fiscal year represents amounts owing to the former Directors and shareholders settled on transfer of control to the Company.

(v)	A shareholder was a significant participant in the medical
project which was funded by the Company in the 1998 fiscal year (Note 3).

NOTE 6 - INCOME TAXES

At May 31, 1999, the Company has tax operating losses carryforwards of approximately $370,000 (May 31, 1998 - Nil) expiring in fiscal 2014. Due to ownership and business purpose changes, the net operating loss carryforwards at May 31, 1998 of approximately $600,000 are subject to restriction under tax laws and any tax benefit is expected to be minimal.

The tax benefit of the cumulative tax loss carryforwards has been offset by a valuation allowance of the same amount.

                        ENCOUNTER.COM, INC.
                 (A Development Stage Enterprise)

                 NOTES TO THE FINANCIAL STATEMENTS

                       MAY 31, 1999 AND 1998


NOTE 7 - CONTINGENCY

The Company entered into a Letter of Intent dated February 5, 1999 to acquire 100% of the shares of SA Interactive Information
Technology, Inc. ("Interactive") (Note 3(i)). The acquisition was not proceeded with.

Interactive and its shareholder filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999 against the Company, related companies and individuals.

The Claim pertains to the termination of the proposed acquisition of Interactive, and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest.

The Company has filed Statements of Defense responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, and that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

The Company intends to defend itself vigorously against this action. The probable outcome of this action is not determinable at this time.

The Company is also continuing with its Action against the plaintiffs above for the return of the funds advanced ($40,333) towards the proposed acquisition.


NOTE 8 - SUBSEQUENT EVENT

Subsequent to the balance sheet date, the company agreed to acquire certain software and a business plan relating to the development of the Company as an Internet Service Provider offering subscribers free websites. The consideration to be paid by the Company for this acquisition is the issuance of 24,726,198 shares of its capital stock.

The Company has agreed to pay the sum of $100,000 to Woodstock Products Inc. ("Woodstock"), commencing with quarterly payments of $20,000 beginning June 30, 2000 and continuing each and every three months thereafter in the same amount until paid in full, together with interest at the rate of 1% per month on any unpaid balance. Woodstock is a private company related to 574125 B.C. Ltd. The payments agreed to be made to Woodstock include the settlement of amounts due to 574125 B.C. Ltd. (Note 5), together with additional fees and costs incurred subsequent to May 31, 1999.

                        ENCOUNTER.COM, INC.
                (A Development Stage Enterprise)

                NOTES TO THE FINANCIAL STATEMENTS

                     MAY 31, 1999 AND 1998


NOTE 9 - UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The Company's own financial accounting functions are not technologically dependent. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

NOTE 10 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The financial statements at May 31, 1999 and 1998 have been restated to give retroactive treatment to reverse splits in the Company's stock. All share issuances back to inception of the Company have been restated to give effect to the reverse splits described in Note 4.

The effect of the restatement on the Balance Sheet at May 31, 1998 and the Statement of Stockholders' Deficiency for the 1998 fiscal year is to decrease the issued number of shares from 3,240,280 to 162,066, decrease the share capital by $3,078 from $3,240 to $162, and increase additional paid-in capital from $619,171 to $622,249. Basic loss per share for the year ended May 31, 1998 has been restated to $0.920 per share from $0.046 per share as a result of the retroactive restatement of the 1999 reverse split in the Company's stock.

Corresponding restatements have been made in the historical disclosure schedule in Note 4 to reflect the number of issued shares, and the share capital and additional paid-in capital amounts on a post-reverse split basis.

There are no changes to the issued share capital numbers at May 31, 1999, or account balances at May 31, 1999 or the year then ended as a result of this restatement.

                       ENCOUNTER.COM, INC.
                (A Development Stage Enterprise)

                CONSOLIDATED FINANCIAL STATEMENTS

                        November 30, 2000

                           (UNAUDITED)

                 INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Directors
Encounter.com, Inc.


We have reviewed the accompanying consolidated balance sheet at November 30, 2000, the consolidated statements of operations for the three month and six month periods ended November 30, 2000 and 1999 and cumulative from inception of the Development Stage on February 5, 2000 to November 30, 2000, the consolidated statement of stockholders' deficiency for the six months ended November 30, 2000 and the consolidated statements of cash flows for the six month periods ended November 30, 2000 and 1999 and cumulative from inception of the Development Stage on February 5, 2000 to November 30, 2000. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the object of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with generally accepted accounting principles.

As described in Note 1, the accompanying consolidated financial statements have been prepared in accordance with the instructions to SEC Form 10-QSB, accordingly the comparative balance sheet presented is for the preceding fiscal period ended May 31, 2000. The financial statements for the period ended May 31, 2000 were audited by us and we expressed an unqualified opinion on them in our report dated August 31, 2000, but we have not performed any auditing procedures since that date. As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.




Bellingham, Washington
February 7, 2001



                                    CERTIFIED PUBLIC ACCOUNTANTS

--------------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED BALANCE SHEET
(Unaudited)
--------------------------------------------------------------------------
                                             November 30,          May 31,
                                                    2000             2000
--------------------------------------------------------------------------
                                                   $                  $
                        ASSETS
CURRENT
  Cash                                                 -            52,010
  Prepaid expenses                                     -             1,539
--------------------------------------------------------------------------
                                                       -            53,549

EQUIPMENT AND FURNITURE                           18,680            19,228

SECURITY DEPOSITS AND ADVANCES (Note 5)           36,679             3,078
--------------------------------------------------------------------------
                                                  55,359            75,855
==========================================================================
               LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
  Bank indebtedness                                3,247                 -
  Accounts payable and accrued liabilities       134,112            43,025
  Due to stockholder                             100,330
  Current portion of note payable                 94,573            74,573
--------------------------------------------------------------------------
                                                 332,262           117,598

NOTE PAYABLE                                           -            20,000
--------------------------------------------------------------------------
Total Liabilities                                332,262           137,598
--------------------------------------------------------------------------
CONTINGENCY (NOTE 6)
--------------------------------------------------------------------------
MINORITY INTEREST (NOTE 3)                             1                 -
--------------------------------------------------------------------------
                      STOCKHOLDERS' DEFICIENCY

Preferred Stock:
  Authorized:  5,000,000 shares, $1.00 par value
  Issued and outstanding:  Nil
Common Stock:
  Authorized:  50,000,000 shares, $0.001 par value
  Issued and outstanding
    November 30, 2000 - 34,068,264 shares
    May 31, 2000 - 33,968,264 shares              34,068            33,968

ADDITIONAL PAID IN CAPITAL                       328,606           106,032

DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE                             (639,578)         (201,743)
--------------------------------------------------------------------------
                                                (276,904)          (61,743)
--------------------------------------------------------------------------
                                                  55,359            75,855
==========================================================================
     See accompanying Notes to the Consolidated Financial Statements

--------------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

                                                                Cumulative
                                                                   From
                                                                 Inception
                                                                    Of
                                   For the       For the       Development
                                    Three          Six           Stage on
                                    Months        Months       February 5,
                                    Ended         Ended           2000 to
                                   November      November        November
                                      30            30           30, 2000
-------------------------------------------------------------------------
                           2000     1999      2000       1999
                            $        $         $           $        $
Revenue                       -        -           -         -          -
-------------------------------------------------------------------------
General and Administrative
 Expenses
  Management, administrative
    and shareholder
    relations            92,833   92,667     181,378   162,667    222,194
  Travel and promotion   78,360    2,429     138,570    12,373    197,889
  Legal fees              7,480    2,102      30,844     6,029     65,024
  Rent                    9,692        -      20,895         -     27,000
  Communications          6,150    2,841      10,142     4,845     16,325
  Audit and accounting    4,000    3,914       6,500     2,025     14,000
  Office and sundry       7,637    1,882      11,733     2,972     16,046
  Amortization            1,491        -       2,982         -      4,036
  Interest                3,167        -       6,004         -      9,787
  Software development        -        -      (3,888)        -     34,602
  Specialized development
    components                -        -      35,000         -     35,000
-------------------------------------------------------------------------
                        210,810  105,835     440,160   190,911    641,903
-------------------------------------------------------------------------
Net loss, before
  minority interest    (210,810)(105,835)   (440,160) (190,911)  (641,903)

Minority interest         1,262         -      2,325         -      2,325
-------------------------------------------------------------------------
Net Loss               (209,548) (105,835)  (437,835) (190,911)  (639,578)
=========================================================================
Basic and Diluted Loss
  Per Share                0.01      0.01       0.01      0.02          -
-------------------------------------------------------------------------
Weighted Average
  Number of Shares   34,068,264 8,242,066 34,068,264 8,242,066          -

-------------------------------------------------------------------------


    See accompanying Notes to the Consolidated Financial Statements

ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
(Unaudited)
-------------------------------------------------------------------------



                                                         Deficit  Total
                                                         During   Stock-
                                     Additional          Develop- holders'
                                     Paid-In             ment     Equity
                       Common Stock  Capital   Deficit   Stage   (Deficiency)
-----------------------------------------------------------------------------
                    Number   Amount
                    ---------------
Balance,
May 31, 1998
  (Note 4)          162,066 $   162 $ 622,249 $(616,124) $       -  $   6,287

Issued for cash:
 $0.01 per share  8,000,000   8,000    72,000         -          -     80,000

Issued for cash:
 $2.50 per share     80,000      80   199,920         -          -    200,000

Share issue costs
 - legal fees             -       -    (5,000)        -          -     (5,000)

Net loss-year
 ended May 31,
 1999                     -       -         -         -   (375,333)  (375,333)
-----------------------------------------------------------------------------
Balance, May 31,
 1999             8,242,066   8,242   889,169  (616,124)  (375,333)   (94,046)

Net loss-June 1,
 1999 to
 February 4, 2000         -       -         -         -     (5,954)    (5,954)

Reorganization
 Adjustments              -       -  (997,411)  616,124    381,287          -
-----------------------------------------------------------------------------
Balance,
 February 4,
 2000             8,242,066   8,242  (108,242)        -          -   (100,000)

Issued for
 technology
 license and
 business plan   24,726,198  24,726   (24,726)        -          -          -

Issued for
 cash: $0.25
 per share        1,000,000   1,000   249,000         -          -    250,000

Share issue
 costs-
finder's fee                          (10,000)        -          -    (10,000)

Net loss-
 February 5,
 2000 to
 May 31, 2000                                             (201,743)  (201,743)
-----------------------------------------------------------------------------
Balance,
 May 31, 2000    33,968,264  33,968   106,032         -   (201,743)   (61,743)

Issued for
 cash: $0.25
 per share          100,000     100    24,900         -          -     25,000

Excess of
 proceeds on
 sale of
 subsidiary
 company
 stock over
 book value
 (Note 3)                 -       -   197,674         -          -    197,674

Net loss -
 six months
 ended
 November
 30, 2000                                                 (437,835)  (437,835)
-----------------------------------------------------------------------------
Balance,
 November
 30, 2000        34,068,264 $34,068 $ 328,606 $       -  $(639,578) $(276,904)
=============================================================================

       See accompanying Notes to the Consolidated Financial Statements

ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
---------------------------------------------------------------------
                                                           Cumulative
                                                                 from
                                                         Inception of
                                                          Development
                                     For the Six             Stage on
                                    Months Ended     February 5, 2000
                                    November 30,                   to
                                                    November 30, 2000
---------------------------------------------------------------------
                             2000           1999
CASH PROVIDED BY (USED IN):   $               $               $

OPERATING ACTIVITIES
  Net loss for the
    Period                 (437,835)    (190,911)            (639,578)
  Item not requiring
    outlay of cash
    Amortization              2,982            -                4,036
  Changes in operating
    assets and liabilities
    Prepaid expenses          1,539            -                    -
    Accounts payable and
      accrued liabilities    91,087         (658)             134,112
    Due to stockholder
      and related parties   100,330      192,787              100,330
---------------------------------------------------------------------
Net cash - operating
  Activities               (241,897)       1,218             (401,100)

INVESTING ACTIVITIES
  Additions to equipment
    and furniture            (2,434)           -              (22,716)
  Security deposits         (33,601)           -               (3,078)
---------------------------------------------------------------------
                            (36,035)           -              (59,395)
---------------------------------------------------------------------
FINANCING ACTIVITIES
  Common stock subscribed    25,000            -              275,000
  Reduction in note payable       -            -               (5,427)
  Stock offering costs            -            -              (10,000)
  Minority interest in
    Subsidiary              197,675            -              197,675
---------------------------------------------------------------------
                            222,675            -              457,248
---------------------------------------------------------------------
(DECREASE) INCREASE IN
  CASH                      (55,257)       1,218               (3,247)

CASH (BANK INDEBTEDNESS),
  BEGINNING OF PERIOD        52,010          (12)                   -

(BANK INDEBTEDNESS) CASH,
  END OF PERIOD              (3,247)       1,206               (3,247)

SUPPLEMENTAL DISCLOSURE
  OF CASH FLOW INFORMATION
    Cash paid for interest    6,004            -                9,787
    Cash paid for income
      Taxes                       -            -                    -

SUPPLEMENTAL NON-CASH
  INVESTING AND FINANCING
  ACTIVITIES
    Note payable issued in
      settlement of related
      party accounts payable      -            -              100,000



     See accompanying Notes to the Consolidated Financial Statements

--------------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2000
(Unaudited)
--------------------------------------------------------------------------


Note 1 - Basis of Presentation

These unaudited financial statements have been prepared in accordance with the instructions to SEC Form 10-QSB.
Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended May 31, 2000.

In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of these unaudited consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three-month period ended November 30, 2000 are not necessarily indicative of the results that can be expected for the year ended May 31, 2001.


Note 2 - Going Concern

These financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred operating losses since its organization and has a working capital deficiency of $332,262 at November 30, 2000. Management intends to raise additional equity financing to finance the Company's operations and any acquisitions. However, there can be no assurance that such additional funds will be available to the Company when required or on terms acceptable to the Company. Such limitations could have a material adverse effect on the Company's business, financial condition or operations and these financial statements do not include any adjustments that could result therefrom.


Note 3 - Sale of Common Stock by Subsidiary

The Company's subsidiary Cybercastingcorp.com ("Cybercastingcorp") issued 400,000 shares of its capital stock by private placement sale at a price of $0.50 per share in the first and second quarters, for proceeds of $200,000. Cybercastingcorp was 100% owned prior to the above sale with the Company holding all 34,000,000 shares issued and outstanding. The effect of the private placement was to reduce the Company's equity percentage to approximately 99% at November 30, 2000.

The book value of the Company's investment in Cybercastingcorp is nominal only. The proceeds of $200,000 received from the non-controlling shareholders of Cybercastingcorp has been recognized as Additional Paid In Capital ($197,674) to the extent of the excess of the proceeds received over the amount initially recorded as minority interest ($2,326).

The Company has not recognized a gain on this transaction as Cybercastingcorp is a development stage company and realization is not assured.

As a result of an operating loss for the period, the minority interest in Cybercastingcorp has been reduced to a nominal $1 at November 30, 2000.

--------------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2000
(Unaudited)
--------------------------------------------------------------------------

Note 4 - Common Stock

Common Stock Issued to May 31, 1998

The issued common stock was subject to reverse splits on a 500:1 basis in fiscal 1998, and a 20:1 basis in fiscal 1999. The number of shares outstanding and the amounts recorded for common stock and additional paid in capital have been restated retroactively to inception to effect these reverse splits.




                                              Warrants
                                                to
                             Number           Acquire              Additional
                               of             Common   Subscription   Paid-In
                             Shares  Amount   shares   Receivable     Capital

Balance at inception,
  June 4, 1986                    - $     - $       -  $          - $       -

Issued for cash
  $0.001 - $0.05 per share      195                                    69,350
  $0.10 per share               500       1       100                 499,999

Issued for services
  $0.001 per share              185                                     1,850

Issued for distribution
 Rights
  $0.001 per share              140                                         -

Share issue costs                                                    (135,418)
-----------------------------------------------------------------------------
Balance, May 31, 1987         1,020       1       100             -   435,781

Issued for cash
  $0.02 per share                10                                     2,000
-----------------------------------------------------------------------------
Balance, May 31, 1988         1,030       1       100             -   437,781

Warrants expired in year                         (100)                    100
-----------------------------------------------------------------------------
Balance, May 31, 1989
  and 1990                    1,030       1         -             -   437,881

Issued for services
  $0.002 per share            1,518       2                            28,472
-----------------------------------------------------------------------------
Balance, May 31, 1991         2,548       3         -             -   466,353

Issued for services
  $0.002 per share              652       1                            12,582
-----------------------------------------------------------------------------
Balance, May 31, 1992         3,200       4         -                 478,935

Issued in settlement of
  Liabilities                 1,366       1                  (2,407)    6,378
-----------------------------------------------------------------------------
Balance, May 31, 1993         4,566       5         -        (2,407)  485,313

Subscription settled              -       -                   2,407    (2,407)
-----------------------------------------------------------------------------
Balance, May 31, 1994,
 1995, 1996 and 1997          4,566       5         -             -   482,906

Issued for cash
 $0.05 per share            157,500     157                           157,343

Share issue costs -
 legal fees paid                                                      (18,000)
-----------------------------------------------------------------------------
Balance, May 31, 1998       162,066    $162 $       -  $          - $ 622,249
=============================================================================

-----------------------------------------------------------------------------
ENCOUNTER.COM, INC.
(A Development Stage Enterprise)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2000
(Unaudited)
-----------------------------------------------------------------------------

Note 5 - Security Deposits and Advances

Advances totalling $33,601 were made during the period to an Internet Service Provider with which the Company is negotiating a marger. The advance is not refundable in the event the transaction is not completed.


Note 6 - Contingency

The Company in the year ended May 31, 1999 advanced $40,333 under a Letter of Intent to acquire 100% of the shares of SA Interactive Information Technology, Inc. ("Interactive"), a private British Columbia, Canada corporation. The Letter of Intent also required the Company to issue 9,000,000 common shares, advance a further $140,000, raise a total of $2,500,000 in financing within 18 months of closing, and issue options to the vendors of the private company to acquire 750,000 shares at a price of $0.20 per share exercisable within 2 years of closing. The proposed acquisition, which was not proceeded with, was intended to provide the Company with an entry into the field of voice personals, upon which to develop an Internet presence.

Interactive and its shareholder filed a Statement of Claim in the Supreme Court of British Columbia (Canada) on April 23, 1999 against the Company, and certain companies and individuals related to the Company at the time. The claim pertains to the termination of the proposed acquisition of Interactive, and the continued development of businesses by the Company in the same or similar fields as Interactive. The Plaintiff seeks various injunctions restricting the Company from competing against Interactive, damages for breach of contract and breach of fiduciary duty, punitive damages and interest.

The Company filed a Statement of Defense on November 12, 1999 responding that the actions of the Plaintiff in attempting to renegotiate the terms of the Letter of Intent abrogated all agreements between them, and that the Company has no fiduciary duties to the Plaintiff and that the Plaintiff has no exclusive rights to the businesses being developed by the Company.

There have been no filings with the Court following the Statements of Defense filed by the Company on November 12, 1999 and the other defendants on November 17, 1999. No motions have been calendered and no hearings have been set.

The Company intends to continue to defend itself vigorously against this action. The probable outcome of this action is not determinable at this time.

The Company is also continuing with its action against the plaintiffs above for return of the funds advanced ($40,333) towards the proposed acquisition.

                              PART III

                         INDEX TO EXHIBITS


Exhibit 3.1:  Articles of Incorporation

Exhibit 3.2:  Articles of Amendment of Articles of Incorporation
               (Addition of Article 11)

Exhibit 3.3:  Articles of Amendment of Articles of Incorporation
              (Name Change to Palmer Medical, Inc.)

Exhibit 3.4:  Restated Articles of Incorporation with Amendments
              (Name Change to edatenow.com, Inc.)

Exhibit 3.5:  Articles of Amendment of the Articles of
              Incorporation
              (Name Change to Encounter.com, Inc.)

Exhibit 3.6:  By-Laws

Exhibit 10.1: Technology License Agreement

Exhibit 27.1: Financial Data Schedule

                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	March 6, 2000


                       ENCOUNTER.COM INC.

                       /s/ Dennis J. Hinton
                   By: _______________________________
                       Dennis J. Hinton
                       Director, Chief Executive Officer
                       and Chairman of the Board

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